Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

August 5, 2026

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with our unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2026 and our Annual Report on Form 20-F (the "Annual Report") for the year ended December 31, 2025, copies of which are available under our profiles at SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Unless otherwise stated, all information contained in this MD&A is as of August 5, 2026. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars. References in this MD&A to the "Company", "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Our unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Technical and Third-Party Information

Disclosures relating to properties in which we hold royalty, streaming or other similar interests are based on information publicly disclosed by the owners or operators of such properties. For further information regarding the project updates regarding properties underlying our interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein.

As a holder of royalties and similar non-operating interests, we have limited, if any, access to properties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties and their qualified persons to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Properties ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to our royalty, streaming and other similar interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services and a qualified person as such term is defined under NI 43-101.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified herein.

Business Overview

Gold Royalty is a precious metals focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 260 royalty and streaming interests across properties of various stages, of which ten are currently on cash flowing assets.

Our head office and principal address is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. Our common shares (the "GRC Shares") and common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY.WS", respectively.

Business Strategy

Since inception, our stated strategy has been to acquire royalties, streaming and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalties, streaming or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

Our "royalty generator model" is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

We generally do not conduct development or mining operations on the properties in which we hold interests, and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Financial and Operating Highlights

The following table sets forth selected financial and operating information for the three and six months ended June 30, 2026 and 2025:

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Revenue	6,732	3,823	13,910	6,961
Net income (loss)	1,783	(829)	3,554	(2,077)
Net income (loss) per share, basic	0.01	(0.00)	0.02	(0.01)
Net income (loss) per share, diluted	0.01	(0.00)	0.01	(0.01)
Cash provided by operating activities	3,723	1,069	8,197	3,556
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(1)	7,933	4,412	17,295	7,989
Adjusted EBITDA(1)	5,599	2,363	12,598	4,036
Adjusted Net Income (Loss)(1)	1,790	(66)	5,063	(1,312)
Adjusted Net Income (Loss) Per Share, basic(1)	0.01	(0.00)	0.02	(0.01)
Adjusted Net Income (Loss) Per Share, diluted(1)	0.01	(0.00)	0.02	(0.01)
Gold Equivalent Ounces ("GEOs")(1)	1,757	1,346	3,677	2,595

__________

Note:

(1)
Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS Accounting Standards. See "Non-IFRS Measures" for further information.

Selected highlights for the three and six months ended June 30, 2026 include:

•
Adjusted EBITDA increased by approximately 137% to $5.6 million (net income of $1.8 million) in the second quarter of 2026 from $2.4 million (net loss of $0.8 million) in the same period of 2025.
•
Revenue increased by approximately 76% to $6.7 million, from $3.8 million in the same period of 2025, and Total Revenue, Land Agreement Proceeds and Interest increased by approximately 80% to $7.9 million from $4.4 million in the same period of 2025.
•
Operators continued to advance key assets, including the development of REN and South Railroad, as well as the underground ramp and shaft development continuing to progress on-schedule at the Odyssey Mine. See "Selected Asset Updates" for further information.
•
Completed the acquisition of an additional royalty on the REN project. See "Recent Developments" for further information.
•
Record Adjusted EBITDA of $12.6 million for the six months ended June 30, 2026, representing an increase of approximately 212% from the same period of 2025.
•
Record revenue of $13.9 million for the six months ended June 30, 2026, representing approximately a 100% increase from the same period of 2025, and record Total Revenue, Land Agreement Proceeds and Interest income of $17.3 million for the six months ended June 30, 2026, representing an increase of approximately 116% from the same period of 2025.

Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA are non-IFRS measures and do not have a standardized meaning under IFRS Accounting Standards. See "Non-IFRS Measures" for further information.

Recent Developments

The following is a summary of selected recent developments regarding our business.

Acquisition of Additional Nevada Royalties

On July 13, 2026, we acquired two net smelter return ("NSR") royalties in Nevada from a private seller for total consideration of $0.8 million.

The acquired royalties consist of: (i) a 2.0% NSR royalty on the Sterling property, which is operated by AngloGold Ashanti Limited and is located south of its Arthur project. Sterling hosts a near-surface, high-grade, past-producing open-pit operation; and (ii) a 0.5% NSR royalty over portions of Granite Creek, operated by i-80 Gold Corp. ("i-80"). The Granite Creek royalty covers portions of the Felix and Blue Bell pits at Granite Creek and includes associated advance minimum royalty payments of $0.03 million per year.

REN Royalty Acquisition

On June 15, 2026, we acquired an additional indirect 0.1875% NSR royalty interest over the REN project, located in Nevada, USA and operated by Barrick Gold Corp. ("Barrick") and owned by Nevada Gold Mines, a joint venture between Barrick (61.5%) and Newmont Gold Corporation (38.5%), for total cash consideration of $6.25 million. This is in addition to the existing indirect 1.50% NSR interest held on the same terms. As a result, our net interests over the REN project have increased to a 1.6875% indirect NSR and a 3.5% Net Profit Interest.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties and other interests. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% NSR royalty on portions of the Canadian Malartic and Odyssey mines in Québec, Canada. This royalty currently applies to a portion of the open pit area (the eastern end of the Barnat Extension). The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle"). We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% NPI royalty on the Radium Property.

In a news release dated April 30, 2026, Agnico Eagle disclosed that mine development advanced with a continued focus on the main ramp, which reached a depth of 1,151 metres at the end of the quarter, and the development of the East Gouldie production levels. Agnico Eagle added that production via ramp from East Gouldie commenced in March 2026, approximately three months ahead of plan and that development activities continued to progress on schedule in support of the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027.

Agnico Eagle also reiterated in the same news release that it is advancing an internal technical evaluation of a potential second shaft at the Odyssey mine, with current work focused on mine design and planning, surface layout, headframe design, and preparatory activities to support the permitting process. It additionally disclosed that the technical evaluation is expected to be completed in the fourth quarter of 2026.

In a news release dated July 2, 2026, Agnico Eagle reported rock mass movement on the southeast wall of the Barnat open pit at the Canadian Malartic Complex. Agnico Eagle stated that, as a precautionary measure, mining operations at the Barnat open pit were temporarily suspended while it assessed the movement and developed a remediation plan. Agnico Eagle also stated that no injuries or equipment damage had occurred and that processing activities continued using ore stockpiles. The impact of the temporary suspension is minimal to us, as only a limited portion of proposed production from the Barnat open pit occurs, or is planned to occur, on an area covered by our existing NSR royalty.

In a news release dated July 29, 2026, Agnico Eagle reported that the first phase of shaft sinking was completed in July 2026, reaching a depth of 1,586 metres. It also stated that activities will transition to the headframe change-over and completion of the first loading station, which remains on schedule, to support first production through Shaft #1 in the second quarter of 2027. Agnico Eagle additionally disclosed that exploration drilling continued to yield positive results in multiple areas of the Odyssey mine, including 13.7 g/t gold over 14.6 metres within the newly-defined Artemis zone within the internal zones of the Odyssey deposit.

In the same news release, Agnico Eagle noted that remediation work at the Barnat open pit is expected to be completed in the third quarter of 2026 after the July 1, 2026 rock mass movement which was previously disclosed on July 2, 2026. Mining activities are anticipated to resume in the fourth quarter of 2026.

For further information see Agnico Eagle's news releases dated April 30, 2026, July 2, 2026, and July 29, 2026, available under its profile on www.sedarplus.ca.

Borborema Mine

We hold a 2.75% NSR royalty over the Borborema Gold Mine ("Borborema") in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases by 1.5% NSR after 725,000 ounces of gold production, 0.25% NSR after 1,500,000 ounces of gold production, and 0.50% NSR after 2,000,000 ounces of gold production. Our royalty is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 ounces of production or 2050.

In a news release dated May 6, 2026, Aura disclosed that production growth had advanced through the recently constructed Borborema Mine. Aura also stated that it had received approval from Brazil’s National Department of Transport Infrastructure for the relocation of a road at Borborema, allowing the company to increase the estimated mineral reserves and begin planning for a potential expansion.

In a news release dated July 10, 2026, Aura disclosed that Borborema produced 14,251 gold equivalent ounces during the second quarter of 2026, representing a 17% decrease compared to previous quarter, primarily due to lower grades resulting from mine sequencing. Aura also disclosed that Borborema produced 31,352 gold equivalent ounces during the first half of 2026. In addition, it disclosed that Borborema advances on its technical studies for its planned expansion.

For further information see Aura's news releases dated May 6, 2026, and July 10, 2026, available under its profile on www.sedarplus.ca.

Borden Mine

We hold a 0.5% NSR royalty on the southeastern portion of the underground Borden gold mine ("Borden"), located in Ontario, Canada, owned and operated by Discovery Mining Ltd. ("Discovery").

In a news release dated May 14, 2026, Discovery reiterated its commitment to an extensive exploration program at Borden, including highlighting success from resource conversion and extension drilling. Discovery stated that three drill rigs are involved in infill and extension of the East Lower Zone and two surface drills are exploring to the northwest of the mine, and that sustaining capital expenditures in the first quarter were largely focused on capital development at Borden. We note that our royalty coverage is expected to increase as operations trend towards the east, which follows the orebody along trend and down plunge as the mine deepens.

For further information see Discovery's news release dated May 14, 2026, available under its profile on www.sedarplus.ca.

Côté Gold Mine

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Mine ("Côté Gold") in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

In a news release dated May 5, 2026, IAMGOLD reported that Côté Gold had produced 74,700 ounces of gold during the first quarter of 2026. IAMGOLD also stated that it expects to release an updated technical report in the fourth quarter of 2026, outlining a larger scale Côté Gold with a conceptual mine plan including both the Côté and Gosselin zones and envisioning an expansion of the processing plant from 36,000 to between 50,000 and 55,000 tonnes per day.

In a news release dated June 1, 2026, IAMGOLD announced an updated consolidated mineral resource estimate for the Côté Gold Mine.

For further information see IAMGOLD's news releases dated May 5, 2026, and June 1, 2026, available under its profile on www.sedarplus.ca.

Cozamin Mine

We hold a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine ("Cozamin"), located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

In a news release dated July 30, 2026, Capstone noted that Cozamin production was consistent with the planned mine sequence and the operation is trending towards the upper end of its 2026 guidance range on strong performance. Capstone also stated that production in 2026 is expected to be consistently weighted throughout the year.

For further information see Capstone's news release dated July 30, 2026, available under its profile on www.sedarplus.ca.

Granite Creek Mine

We hold a 10.0% NPI royalty over the Granite Creek Mine ("Granite Creek") in Humboldt County, Nevada, USA, owned and operated by i-80. The royalty is subject to a production hurdle of 120,000 oz of gold. We acquired an additional 0.5% NSR royalty over portions of Granite Creek in July 2026.

In a news release dated May 12, 2026, i-80 disclosed that development at Granite Creek Underground remained on plan and gold production had reached a steady operating rate. i-80 also stated that commissioning of a second water treatment plant remained on track for June 2026 and that the Granite Creek Underground feasibility study was expected to be completed in the second quarter of 2026.

In a news release dated June 25, 2026, i-80 disclosed that the feasibility study for Granite Creek Underground is now expected to be completed in the third quarter of 2026, compared to the second quarter previously. i-80 also stated that positive drill results from Granite Creek continued to support the potential expansion of the mineralized body and were being incorporated into ongoing technical work evaluating feed for the Lone Tree Plant.

For further information see i-80's news releases dated May 12, 2026, and June 25, 2026, available under its profile on www.sedarplus.ca.

Jerritt Canyon Project

We hold a 0.5% NSR royalty over the Jerritt Canyon Project ("Jerritt Canyon") in Elko Conty, Nevada, USA, own and operated by First Majestic Silver Corp. ("First Majestic")

In a quarter report released July 30, 2026, First Majestic stated it had started an exploration drilling program in the second quarter of 2026 and plans for a total of 42,000 metres of drilling in 2026. First Majestic disclosed that restart activities continue to advance and that it remains focused on progressing technical studies and site preparations to support the planned resumption of mining operations in the second half of 2027.

For further information, see First Majestic's second quarter report released July 30, 2026, available under its profile on www.sedarplus.ca.

Vareš Mine

We hold a copper stream (the "Vareš Stream") on the Vareš silver mine, located in Bosnia and Herzegovina, operated by DPM Metals ("DPM"). The Vareš Stream applies to 100% of copper production from the Rupice mine area with ongoing payments equal to 30% of the spot copper price, effective payable copper is fixed at 24.5%.

In a news release dated May 5, 2026, DPM disclosed that Vareš processed 79.1 thousand tonnes of ore and produced 29,000 GEOs during the first quarter of 2026. DPM also stated that development rates remained in line with expectations and that Vareš was on track to achieve an annualized processing rate of 850,000 tonnes by year-end 2026.

In a news release dated July 8, 2026, DPM announced that Vareš processed 117,000 tonnes or ore and produced approximately 35,000 GEOs during the second quarter of 2026. DPM also disclosed that development rates averaged over 400 metres per month and that Vareš remained on track to achieve an annualized processing rate of 850,000 tonnes by year-end 2026.

In a news release dated July 30, 2026, DPM reported that Vareš produced approximately 35,000 GEOs in the second quarter including 1.3 million pounds copper, in line with the planned ramp up of the mine to full production. DPM also stated that payable metals sold of approximately 26,000 GEOs was lower than the GEOs produced due primarily to timing of deliveries. DPM stated that it has continued to make strong progress at Vareš, with development rates in-line with expectations, and that Vareš is expected to remain on track to achieve full production run-rate of 850,000 tonnes per year by the end of 2026.

For further information see DPM's news releases dated May 5, 2026, July 8, 2026, and July 30, 2026, available under its profile on www.sedarplus.ca.

South Railroad Project

We hold a 0.44% NSR royalty over a portion of the South Railroad project ("South Railroad") in Nevada, USA, which is now owned and operated by Equinox Gold Corp. ("Equinox") after the successful business combination with Orla Mining Ltd. ("Orla").

In a news release dated May 11, 2026, Orla disclosed that South Railroad remained on track for a mid-2026 construction start, subject to receipt of the Bureau of Land Management Record of Decision. Orla also stated that purchase orders had been issued for critical long-lead equipment, a contract had been awarded for the mine water treatment plant, and detailed engineering was 41% complete at the end of the first quarter.

In a news release dated July 9, 2026, Orla stated that receipt of the final permits for South Railroad remained an important catalyst for the second half of 2026.

In a news release dated July 31, 2026, Equinox and Orla announced the successful completion of their previously announced business combination.

For further information see Orla's news releases dated May 11, 2026, July 9, 2026, and July 31, 2026, available under its profile on www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project ("Tonopah West") in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

In a news release dated May 13, 2026, Blackrock Silver announced the filing of an updated preliminary economic assessment technical report for the Tonopah West project.

In a news release dated July 21, 2026, Blackrock Silver announced that it has engaged Global Frontier Advisors ("GFA"), a Washington, D.C. based strategic advisory firm. Under the engagement, GFA will support Blackrock Silver in identifying and pursuing non-dilutive government funding, procurement, and financing pathways for which Tonopah West may be eligible.

For further information see Blackrock Silver's news releases dated May 13, 2026, and July 21, 2026, available under its profile on www.sedarplus.ca.

La Mina Project

We hold a 2.0% NSR royalty over the La Mina gold-copper project in Colombia, which is owned and operated by GoldMining Inc. ("GoldMining").

In a news release dated June 8, 2026, GoldMining announced the filing of the technical report supporting the updated preliminary economic assessment for La Mina, which outlined an estimated mine life of 11.2 years.

For further information see GoldMining's news release dated June 8, 2026, and GoldMining's technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Gold-Copper Mineral Deposit, Antioquia, Republic of Colombia" and dated effective April 22, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

São Jorge Project

We hold a 1.0% NSR royalty over the São Jorge Project ("São Jorge") in Pará, Brazil, which is owned and operated by GoldMining.

In a news release dated July 22, 2026, GoldMining announced the filing of the technical report supporting the updated preliminary economic assessment for São Jorge.

For further information see GoldMining's news release dated July 22, 2026, and GoldMining's technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the São Jorge Gold Project, Pará State, Brazil" and dated effective June 9, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results. We have generated 56 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 38 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs to maintain the mineral interests in the first quarter of 2026 with only $0.05 million spent on maintaining the mineral interests in the six months ended June 30, 2026.

Market Overview

Our royalties are predominantly gold-based and the Vareš Stream is predominantly copper-based. Accordingly, the market price for gold and copper will have an impact on our revenues and results of operations. The following table summarizes the average gold and copper price for the periods indicated.

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
	($)	($)	($)	($)
Average Gold Price ($/oz)(1)	4,516	3,279	4,695	3,072
Average Copper Price ($/tonne)(2)	13,300	9,512	13,072	9,434

__________

Notes:

(1)
Based on the London Bullion Market Association ("LBMA") PM fix.
(2)
Based on the London Metal Exchange ("LME") Grade A copper.

The market prices for gold and copper are subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three and six months ended June 30, 2026, LBMA PM fix gold price ranged from $4,002 to $4,871 and $4,002 to $5,405 per ounce, respectively. The average price for these periods was $4,516 and $4,695 per ounce, respectively, representing a 38% and a 53% increase from the same period of 2025, respectively. As at August 4, 2026, the gold price was $4,084 per ounce.

During the three and six months ended June 30, 2026, LME Grade A copper price ranged from $12,147 to $14,097 and $11,826 to $14,097 per tonne, respectively. The average price for these periods was $13,300 and $13,072 per tonne, respectively, representing a 40% and a 39% increase from the same period of 2025, respectively. The price of copper has increased during the second quarter, largely due to consistent rising global demand which global supply sources have not been able to address. As at August 4, 2026, the copper price was $14,195 per tonne.

Discussion of Operations

Three months ended June 30, 2026, compared to three months ended June 30, 2025

Revenue for the second quarter of 2026 was $6.7 million, compared to $3.8 million in the same period of 2025. The increase primarily resulted from increased payments received under the Borborema, Borden and Côté Gold royalties and the Vareš Stream due to higher commodity prices and, in some cases, higher production at the underlying mines, and the addition of income generated from the Pedra Branca royalty interest acquired in December 2025. The reported revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position, interest received under our gold-linked loan and royalty revenue earned through Borborema Royalty Limited Partnership ("Borborema LP") joint venture, net of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the three months ended June 30
	2026	2025
(in thousands of dollars)	($)	($)
Borborema	2,125	1,228
Borden	367	285
Canadian Malartic	90	18
Côté	1,132	1,052
County Line	133	—
Cozamin	391	299
Pedra Branca	2,340	—
Vareš	1,037	720
Others	318	810
	7,933	4,412

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. During the three months ended June 30, 2026, amounts attributed to Borborema in the table above consist of production royalty payments, interest received on our gold-linked loan and royalty revenue earned through Borborema LP joint venture, whereas in the same period of 2025, amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan. Amounts attributed to Pedra Branca in the table above includes royalty payments received that relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

During the three months ended June 30, 2026, we had land agreement proceeds of $0.3 million of which none were credited against other mineral interests, compared to $0.5 million of which $0.2 million were credited against other mineral interests in the same period of 2025.

In the second quarter of 2026, interest received under our gold-linked loan was $0.5 million, compared to $0.4 million in the same period of 2025.

During the three months ended June 30, 2026, copper streaming expenses related to our Vareš Stream were $0.3 million, compared to $0.2 million in the same period of 2025. These related to ongoing payments required to be made by us equal to 30% of the LME spot copper price and were included in cost of sales.

During the three months ended June 30, 2026, we recognized a depletion expense of $1.8 million, compared to $0.4 million in the same period of 2025. The increase was due to an increase in royalty and streaming revenue.

In the second quarter of 2026, general and administrative costs increased to $2.1 million from $1.8 million.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the three months ended June 30
	2026	2025
(in thousands of dollars)	($)	($)
Corporate administrative costs	799	457
Employee costs	893	1,071
Professional fees	347	293
	2,039	1,821
Depreciation	19	20
	2,058	1,841

During the three months ended June 30, 2026, corporate administrative costs were $0.8 million, compared to $0.5 million in the same period of 2025, resulting from higher investor communications activity and one-time regulatory filings. Employee costs decreased to $0.9 million from $1.1 million in 2025, resulting from higher capitalized employee costs. Professional fees were $0.3 million in each of the three months ended June 30, 2026 and 2025.

During each of the three months ended June 30, 2026 and 2025, we recognized non-cash share-based compensation expenses of $0.7 million. Share-based compensation expenses related to the vesting of share options and restricted share units granted to management, directors, employees and consultants.

During the three months ended June 30, 2026, we recognized a fair value gain on short-term investments of $0.2 million, compared to $0.05 million in the same period of 2025. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During each of the three months ended June 30, 2026 and 2025, we recognized a fair value gain on our gold-linked loan of $0.4 million. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold prices.

We incurred finance costs of $0.2 million in the second quarter of 2026, compared to $2.2 million in the same period of 2025. These included interest expense and administration fees in relation to our revolving credit facility ("Credit Facility"). The decrease is primarily attributed to the redemption and conversion of our previously outstanding convertible debentures and repayment of the principal balance under our Credit Facility in the fourth quarter of 2025. In the second quarter of 2025, finance costs also included cash and non-cash interest expense and accretion on our then outstanding convertible debentures.

We incurred a current tax expense of $0.1 million in the second quarter of 2026, compared to $0.05 million in the same period of 2025. In the three months ended June 30, 2026, we recognized a deferred tax expense of $0.9 million, compared to a recovery of $0.4 million in the same period of 2025. The change was primarily due to the utilization of deferred tax assets (i.e. non-capital losses) against taxable profit.

We had net income of $1.8 million or $0.01 per share on a basic and diluted basis, in the second quarter of 2026, compared to a net loss of $0.8 million, or $0.00 per share on a basic and diluted basis, in the same period of 2025. During the three months ended June 30, 2026, we had Adjusted Net Income of $1.8 million or $0.01 per share, compared to an Adjusted Net Loss of $0.1 million or $0.00 per share, for the same period in 2025. The change was primarily the result of increased revenues from royalty and streaming interests.

Six months ended June 30, 2026, compared to six months ended June 30, 2025

Revenue for the six months ended June 30, 2026 was $13.9 million, compared to $7.0 million in the same period of 2025. The increase primarily resulted from increased payments received under the Borborema, Borden and Côté Gold royalties and the Vareš Stream due to higher commodity prices and, in some cases, higher production at the underlying mines, and the addition of income generated from the Pedra Branca royalty interest acquired in December 2025. The reported revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position, interest received under our gold-linked loan and royalty revenue earned through Borborema LP joint venture, net of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the six months ended June 30
	2026	2025
(in thousands of dollars)	($)	($)
Borborema	5,055	2,295
Borden	899	469
Canadian Malartic	103	123
Côté	2,425	1,571
County Line	133	—
Cozamin	772	600
Pedra Branca	4,726	—
Vareš	2,010	1,204
Others	1,172	1,727
	17,295	7,989

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. During the six months ended June 30, 2026, amounts attributed to Borborema in the table above consist of production royalty payments, interest received on our gold-linked loan and royalty revenue earned through Borborema LP joint venture, whereas in the same period of 2025, amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan. Amounts attributed to Pedra Branca in the table above includes royalty payments received that relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

During the six months ended June 30, 2026, we had land agreement proceeds of $0.8 million of which $0.02 million were credited against other mineral interests, compared to $1.0 million of which $0.3 million were credited against other mineral interests in the same period of 2025.

During the six months ended June 30, 2026, interest received under our gold-linked loan was $1.0 million, compared to $0.7 million in the same period of 2025.

During each of the six months ended June 30, 2026 and 2025, copper streaming expenses related to our Vareš Stream was $0.6 million. These related to ongoing payments required to be made by us equal to 30% of the LME spot copper price and were included in cost of sales.

During the six months ended June 30, 2026, we recognized a depletion expense of $3.1 million, compared to $0.5 million in the same period of 2025. The increase was due to an increase in royalty and streaming revenue.

During the six months ended June 30, 2026, general and administrative costs increased to $4.2 million from $3.7 million.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the six months ended June 30
	2026	2025
(in thousands of dollars)	($)	($)
Corporate administrative costs	1,555	1,138
Employee costs	1,894	1,851
Professional fees	695	634
	4,144	3,623
Depreciation	40	39
	4,184	3,662

During the six months ended June 30, 2026, corporate administrative costs were $1.6 million, compared to $1.1 million in the same period of 2025, resulting from higher investor communications activity and one-time regulatory filings. Employee costs were $1.9 million, compared to $1.9 million in the same period of 2025. Professional fees was $0.7 million, compared to $0.6 million in the same period of 2025.

During the six months ended June 30, 2026, we recognized non-cash share-based compensation expenses of $1.5 million, compared to $1.3 million in the same period of 2025. Share-based compensation expenses related to the vesting of share options and restricted share units granted to management, directors, employees and consultants.

During the six months ended June 30, 2026, we recognized a fair value gain on short-term investments of $0.1 million, compared to a loss of $0.03 million in the same period of 2025. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the six months ended June 30, 2026, we recognized a fair value gain on our gold-linked loan of $1.0 million, compared to $0.7 million in the same period of 2025. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold prices.

We incurred finance costs of $0.5 million during the six months ended June 30, 2026, compared to $4.4 million in the same period of 2025. These included interest expense and administration fees in relation to our Credit Facility. The decrease is primarily attributed to the redemption and conversion of our previously outstanding convertible debentures and repayment of the principal balance under our Credit Facility in the fourth quarter of 2025. During the six months ended June 30, 2025, finance costs also included cash and non-cash interest expense and accretion on our then outstanding convertible debentures. In addition, we recognized a loss on loan modification of $0.5 million during the six months ended June 30, 2026 relating to the amendment of the Credit Facility, compared to a gain of $0.7 million in the same period of 2025. The loss was recognized on the modification of the Credit Facility to adjust the difference between the carrying amount of the bank loan, and the total of bank transaction costs incurred and present value of cash flows under its revised terms.

We incurred a current tax expense of $0.1 million during each of the six months ended June 30, 2026 and 2025. During the six months ended June 30, 2026, we recognized a deferred tax expense of $1.9 million, compared to a recovery of $0.03 million in the same period of 2025. The change was primarily due to the utilization of deferred tax assets (i.e. non-capital losses) against taxable profit.

We had net income of $3.6 million or $0.02 per share on a basic and diluted basis, during the six months ended June 30, 2026, compared to a net loss of $2.1 million, or $0.01 per share on a basic and diluted basis, in the same period of 2025. During the six months ended June 30, 2026, we had Adjusted Net Income of $5.1 million or $0.02 per share, compared to an Adjusted Net Loss of $1.3 million or $0.01 per share, for the same period in 2025. The change was primarily the result of increased revenues from royalty and streaming interests.

Liquidity and Capital Resources

	As at
	June 30, 2026	December 31, 2025
(in thousands of dollars)	($)	($)
Cash and cash equivalents	11,333	12,407
Short-term investments	2,804	1,548
Working capital (current assets less current liabilities)	18,377	17,928
Total assets	850,113	822,756
Total current liabilities	4,835	4,618
Total non-current liabilities	120,778	118,943
Shareholders' equity	724,500	699,195

As at June 30, 2026, we had cash and cash equivalents of $11.3 million, compared to $12.4 million at the end of 2025. This was primarily driven by an increase in revenues from our royalty and streaming interests, proceeds from the sale of an interest in our subsidiary and proceeds from the issuance of GRC Shares upon the exercise of outstanding options and warrants, offset by the cash utilized in our acquisition of the additional Borborema royalty and REN royalty during the period.

As at June 30, 2026, we have undrawn revolving credit line under our Credit Facility of $125 million, with an accordion feature allowing for up to an additional $25 million in availability, subject to certain conditions. Term benchmark advances under our Credit Facility bear interest at rate equal to Secured Overnight Financing Rate ("SOFR") plus a margin of 2.25% to 3.25%, reflecting a 25-basis points interest rate reduction. The Credit Facility matures in November 2028.

As at June 30, 2026, we had short-term investments of $2.8 million, compared to $1.5 million as at December 31, 2025. Short-term investments consist of marketable securities. The increase was primarily due to the marketable securities received in the first quarter of 2026 from the operator of Jerritt Canyon Mine, as part of the settlement following a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest in 2025.

As at June 30, 2026, we had accounts receivable of $6.1 million, compared to $2.7 million as at December 31, 2025. The increase primarily resulted from increased revenues from royalty and streaming interests.

As at June 30, 2026, we had prepaids and other receivables of $2.9 million, compared to $5.9 million as at December 31, 2025. The decrease was primarily due to timing differences associated with the receipt of other receivables related to the favorable judgment in a previously announced dispute with the operator of the Jerritt Canyon Mine, withholding tax, and the reclassification of a portion of unamortized transaction costs to other long term assets.

We had working capital (current assets less current liabilities) of $18.4 million as at June 30, 2026, compared to $17.9 million as at December 31, 2025.

We had non-current liabilities of $120.8 million as at June 30, 2026, compared to $118.9 million as at December 31, 2025. Non-current liabilities consist of deferred income tax liability, primarily arising from acquisition-related fair value adjustments in prior years, of $120.7 million and non-current portion of lease obligation of $0.1 million.

Cash Flows

Operating Activities

Operating activities provided cash of $8.2 million during the six months ended June 30, 2026, compared to $3.6 million in the same period of 2025. Net cash provided by operating activities during the six months ended June 30, 2026 reflected net income of $3.6 million offset by various non-cash items including $3.2 million of depreciation and depletion, $1.9 million of deferred tax expense, $1.5 million of share-based compensation, $1.0 million of change in the fair value of our gold-linked loan, $0.8 million of share of profit in joint venture, $0.5 million loan modification loss, $0.5 million of finance costs and $0.1 million of change in fair value of short-term investments. Non-cash working capital changes included an increase in accounts receivable using cash of $3.4 million during the six months ended June 30, 2026, compared to $0.3 million in the same period of 2025. A decrease in prepaids and other receivables provided cash of $1.5 million during the six months ended June 30, 2026, compared to an increase using cash of $0.2 million in the same period of 2025. Interest income received on our gold-linked loan provided cash of $1.0 million during the six months ended June 30, 2026, compared to $0.7 million in the same period of 2025. An increase in accounts payable and accrued liabilities provided cash of $0.1 million during the six months ended June 30, 2026, compared to $0.5 million in the same period of 2025.

Investing Activities

Investing activities utilized cash of $13.6 million during the six months ended June 30, 2026, compared to $1.9 million in the same period of 2025. During the six months ended June 30, 2026, we used $36.9 million in cash for acquisitions, compared to $2.2 million in the same period of 2025. The increase was principally due to the acquisition of additional royalties on the Borborema mine and REN project, partially offset by proceeds of $22.5 million from the sale of an interest in Borborema LP and distribution from Borborema LP of $0.7 million.

Financing Activities

During the six months ended June 30, 2026, financing activities provided cash of $4.3 million, compared to using cash of $0.9 million in the same period of 2025. The change was mainly due to the proceeds received from the issuance of GRC Shares upon the exercise of outstanding options and warrants of $5.4 million, compared to $0.1 million in the same period of 2025. Interest payments used cash of $0.5 million during the six months ended June 30, 2026, compared to $2.8 million in the same period of 2025. The decrease was due to the redemption and conversion of our previously outstanding convertible debentures and repayment of the principal balance under our Credit Facility in the fourth quarter of 2025. In January 2026, we drew down $22.5 million under the Credit Facility in connection with our acquisition of an additional royalty on the Borborema mine, and incurred transaction costs of $0.6 million in relation to the Credit Facility amendment in February 2026. The outstanding principal under the Credit Facility was fully repaid in February 2026.

Contractual Obligations

As at June 30, 2026, we had the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligations	154	97	57	—	—

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These non-IFRS measures do not have any standardized meaning prescribed by IFRS Accounting Standards and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adjusting revenue for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty and royalty revenue earned through Borborema LP joint venture. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Royalty	6,136	1,981	13,169	3,097
Streaming	1,037	720	2,010	1,204
Advance minimum royalty and pre-production royalty	25	877	371	1,955
Land agreement proceeds	271	459	779	1,032
Interest income credited against gold-linked loan	464	375	966	701
Total Revenue, Land Agreement Proceeds and Interest	7,933	4,412	17,295	7,989
Land agreement proceeds credited against other mineral interests	—	(214)	(20)	(327)
Interest income credited against gold-linked loan	(464)	(375)	(966)	(701)
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	(284)	—	(1,284)	—
Royalty revenue earned through Borborema LP joint venture(2)	(453)	—	(1,115)	—
Revenue	6,732	3,823	13,910	6,961

__________

Notes:

(1)
Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
(2)
Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net income (loss) for the impact of: depletion, depreciation, finance costs, current and deferred tax expenses, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty and royalty revenue earned through Borborema LP joint venture, transaction related and non-recurring general and administrative expenses(1), non-cash share-based compensation, share of loss in associate, dilution loss in associate, share of profit in joint venture, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange loss (gain), loss (gain) on loan modification and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated:

(1)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Net income (loss)	1,783	(829)	3,554	(2,077)
Depletion	1,754	418	3,145	509
Depreciation	19	20	40	39
Finance costs	161	2,236	504	4,441
Current tax expense	128	47	144	118
Deferred tax expense (recovery)	889	(387)	1,900	(27)
Land Agreement Proceeds credited against other mineral interests	—	214	20	327
Interest income credited against gold-linked loan	464	375	966	701
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	284	—	1,284	—
Royalty revenue earned through Borborema LP joint venture(2)	453	—	1,115	—
Share of profit in joint venture(2)	(310)	—	(763)	—
Transaction related and non-recurring general and administrative expenses	48	40	81	101
Share-based compensation	715	650	1,450	1,342
Share of loss in associate	—	50	—	80
Dilution loss in associate	—	73	—	73
Change in fair value of gold-linked loan	(444)	(425)	(1,036)	(715)
Change in fair value of short-term investments	(203)	(47)	(67)	27
Change in fair value of embedded derivative	—	(180)	—	(280)
Foreign exchange (gain) loss	(45)	81	(40)	52
Loss (gain) on loan modification	—	—	500	(693)
Other (income) expense	(97)	27	(199)	18
Adjusted EBITDA	5,599	2,363	12,598	4,036

__________

Notes:

(1)
Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
(2)
Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net income (loss) for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of loss in associate, dilution loss in associated, changes in fair value of embedded derivative, short-term investments and gold-linked loan, loss (gain) on loan modification, foreign exchange loss (gain) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

(1)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars, except per share amount)	($)	($)	($)	($)
Net income (loss)	1,783	(829)	3,554	(2,077)
Land Agreement Proceeds credited against other mineral interests	—	214	20	327
Interest income credited against gold-linked loan	464	375	966	701
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	284	—	1,284	—
Accretion of convertible debentures	—	555	—	1,074
Transaction related and non-recurring general and administrative expenses	48	40	81	101
Share of loss in associate	—	50	—	80
Dilution loss in associate	—	73	—	73
Change in fair value of gold-linked loan	(444)	(425)	(1,036)	(715)
Change in fair value of short-term investments	(203)	(47)	(67)	27
Change in fair value of embedded derivative	—	(180)	—	(280)
Foreign exchange (gain) loss	(45)	81	(40)	52
Loss (gain) on loan modification	—	—	500	(693)
Other (income) expense	(97)	27	(199)	18
Adjusted Net Income (Loss)	1,790	(66)	5,063	(1,312)

Weighted average number of common shares
Basic	230,811,330	170,553,644	230,106,914	170,407,047
Diluted	239,253,267	170,553,644	240,317,602	170,407,047

Adjusted Net Income (Loss) Per Share
Basic	0.01	(0.00)	0.02	(0.01)
Diluted	0.01	(0.00)	0.02	(0.01)

__________

Note:

(1)
Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2025	2,865	3,577	1,249
For the three months ended June 30, 2025	3,279	4,412	1,346
For the six months ended June 30, 2025		7,989	2,595

For the three months ended March 31, 2026	4,875	9,362	1,920
For the three months ended June 30, 2026	4,516	7,933	1,757
For the six months ended June 30, 2026		17,295	3,677

Summary of Quarterly Results

The following table sets forth our selected financial results for each of the quarterly periods indicated.

	Revenue	Net income (loss)	Net income (loss) per share, basic	Net income (loss) per share, diluted
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
September 30, 2024(1)	2,060	3,423	0.02	0.02
December 31, 2024	3,355	(3,193)	(0.02)	(0.02)
March 31, 2025(2)	3,138	(1,248)	(0.01)	(0.01)
June 30, 2025(2)	3,823	(829)	(0.00)	(0.00)
September 30, 2025	4,148	(1,133)	(0.01)	(0.01)
December 31, 2025	4,501	(920)	(0.00)	(0.00)
March 31, 2026	7,178	1,771	0.01	0.01
June 30, 2026	6,732	1,783	0.01	0.01

__________

Notes:

(1)
Net income for the three months ended September 30, 2024, includes a $5.9 million deferred tax recovery that was recognized as a result of an internal reorganisation to streamline operations, which was completed in the third quarter of 2024.
(2)
Net income for the three months ended March 31, 2025 and June 30, 2025, includes catch-up depletion adjustments of $0.6 million and $0.3 million, respectively, arising from the revision of the life of mine of a certain property to which our royalty agreement relates.

Quarterly fluctuations in net income (loss) are primarily driven by changes in revenue from royalties, streaming and other mineral interests, changes in operating expenses, finance costs and changes in corporate activities during the respective periods.

Off-Balance Sheet Arrangements

As at June 30, 2026, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended June 30, 2026, we have not entered into any contracts or undertaken any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by our key management personnel for the three and six months ended June 30, 2026 and 2025 are as follows:

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	337	496	677	794
Directors' fees	56	50	113	98
Share-based compensation	507	480	1,029	987
	900	1,026	1,819	1,879

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

(1)
The assessment of impairment of royalties, streaming and other mineral interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty or streaming interests will not likely occur or may be significantly reduced in the future.
(2)
The functional currency for each of our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and we reconsider the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
We estimate the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which we have royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.
•
When impairment indication of royalties, streaming and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, we may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
Our gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, we use a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.
•
We estimate the fair values of our share options at the date of grant using the Black-Scholes option pricing model. We are required to make estimates and assumptions on risk-free interest rate, expected life of the share options, volatility and dividend yield of our shares and forfeiture rate of the share options. Changes to these assumptions may impact the share-based compensation expense related to the share options recognized during each period.

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities and lease obligations.

Our short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our gold-linked loan is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold. Our long-term investments are initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as quoted equity prices. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Lease obligations are measured at amortized cost. The fair value of our lease obligations approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from our operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support our ability to continue as a going concern. The risks associated with financial instruments and the policies on how we mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances, accounts receivable and gold-linked loan. Our bank balances are held with a Schedule I chartered bank in Canada and its US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying value of our accounts receivable and gold-linked loan. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at June 30, 2026, was approximately $18.4 million as compared to approximately $17.9 million as at December 31, 2025. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under the Credit Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have adequate liquidity to meet our obligations and to finance our planned activities.

Currency Risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments and accounts payable and accrued liabilities is minimal.

Equity price Risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at June 30, 2026, a 10% change in the market price of these investments would have an impact of approximately $0.2 million on net income for the six months ended June 30, 2026. We are not exposed to significant equity price risk related to our short-term investments.

Interest rate Risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears an interest rate based on SOFR plus applicable margin ranging from 2.25% to 3.25% based on our leverage ratio and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net income for the three months ended June 30, 2026. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net income for the six months ended June 30, 2026.

Outstanding Share Data

As at the date hereof, we have 231,680,715 GRC Shares, 1,825,335 restricted share units and 6,043,279 share options outstanding. Furthermore, there are outstanding warrants to purchase 14,643,027 GRC Shares issued to holders in connection with our public offering in connection with the Vareš Stream in 2024. Each such warrant is exercisable to acquire one GRC Share for a period of 36 months after closing, at an exercise price of $2.25.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Our Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") are responsible for establishing and maintaining our disclosure controls and procedures ("DCP"). We maintain DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, we recognize that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Our management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and our future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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our plans and objectives, including our acquisition and growth strategy;
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our future financial and operational performance, including expectations regarding projected future revenues;

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royalty and other payments to be made to us by the owners and operators of the projects underlying our royalties, streaming and other interests;
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expectations regarding our royalties, streaming and other interests;
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the plans and expectations of the operators of properties underlying our royalty and streaming interests;
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estimates of mineral reserves and mineral resources on the projects in which we have royalty and streaming interests;
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estimates regarding future revenue, expenses and needs for additional financing; and
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adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

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the public disclosures of the operators regarding the properties underlying our interests are accurate, including that such operators will meet their disclosed production targets and expectations;
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current gold, base metal and other commodity prices will be sustained, or will improve;
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the proposed development of the projects underlying our interests will be viable operationally and economically and will proceed as expected;
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any additional financing required by us will be available on reasonable terms; and
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operators of the properties in which we hold royalties and streaming interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

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our revenue and the value of our royalty and streaming interests are subject to volatility in metal prices, which could negatively affect our results of operations, cash flow or financial condition;
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we own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are developed or operated in our best interest;
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a substantial majority of our royalty and streaming interests are on non-producing properties and these and any future royalty, streaming or similar interests we acquire, particularly on exploration and development stage properties, are subject to the risk that they may never achieve production;
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we have limited or no access to data or the operations underlying our existing or future royalty, streaming or similar interests, which makes it more difficult for us to project or assess the performance of our royalty and streaming interests;
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a significant portion of our asset value and revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated;
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the value and potential revenue from our royalty, streaming and similar interests are subject to many of the risks faced by the owners and operators of our existing or future royalty, streaming or similar interests;
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our business, financial condition and results of operations could be adversely affected by market and economic conditions;
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we may enter into acquisitions or other material transactions at any time, which transactions may necessitate additional debt or equity financing;
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our future growth is, to an extent, dependent on our acquisition strategy and our ability to acquire additional royalty or streaming interests at appropriate valuations;
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current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business;
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our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or
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geographic extent of our royalty and streaming interests and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
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if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty and streaming interests could be found to be invalid;
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operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights;
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certain of our royalty interests are subject to buy-down and other rights of third-parties;
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development and operation of mines is capital intensive and any inability of the operators of properties underlying our existing or future royalty, streaming or similar interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of, and revenue from, such interests;
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estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty, streaming and similar interests may be subject to significant revision;
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depleted mineral reserves may not be replenished, which could reduce the income we would have expected to receive from a particular royalty, streaming or similar interest;

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operations in foreign countries or other sovereign jurisdictions are subject to many risks, which could decrease our revenues;
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we may enter into transactions with related parties and such transactions present possible conflicts of interest.
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the mining industry is subject to environmental risks in the jurisdictions where projects underlying our interests are located, including risk associated with climate change;
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opposition from Indigenous peoples may delay or suspend development or operations at the properties where we hold royalty or similar interests, which could decrease our revenues;
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evolving expectations regarding ESG matters may adversely affect our business, including as a result of additional costs, reputational damage, and/or litigation;
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our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
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we depend on the services of our Chief Executive Officer, Chief Financial Officer, Chief Development Officer and other management and key employees;
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certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
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a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results;
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potential litigation affecting the properties that we have royalty, streaming or similar interests in could have a material adverse effect on us;
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we may use certain financial instruments that subject us to a number of inherent risks; and
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the other factors discussed under "Item 3. Key Information – D. Risk Factors" in our Annual Report and other disclosure documents, which are available under our profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in the Annual Report for further information regarding key risks faced by us.

Additional Information

Additional information concerning the Company is available under our profile at www.sedarplus.ca and www.sec.gov.